UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2015

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated May 14, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2015	JINPAN INTERNATIONAL LIMITED

	By:	/s/ Mark Du
	Name:	Mark Du
	Title:	Chief Financial Officer

Exhibit No.	Description

1.	Press Release dated May 14, 2015

Jinpan International Reports First Quarter 2015 Financial Results

* First quarter revenue increased 41.1% year-over-year to RMB357.0 million (US$58.1 million)

* First quarter net income decreased 1.4% year-over-year to RMB9.2 million (US$1.5 million), or RMB0.55 (US$0.09) per share

* Fiscal 2015 earnings outlook: revenue expected to increase 7-10% to approximately RMB1.57 billion to RMB1.62 billion (US$258 million to US$265 million); earnings per share are expected to be RMB5.42 to RMB5.70 (US$0.88 to US$0.93) per share.

Carlstadt, N.J., May 14, 2015 - Jinpan International Limited. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the first quarter ending March 31, 2015. This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.1422 to US$1.00, the rate published by China administration of foreign exchange on March 31, 2015.

First Quarter 2015 Results

Net sales for the first quarter were RMB357.0 million (US$58.1 million), a 41.1% increase from RMB 253.0 million (US$41.3 million) in the same period last year.  The increase was driven by broad-based growth across all product categories and markets, with particular strength in international OEM sales and in sales of switchgear and unit substations.

In the first quarter, China sales increased 29.8% year-over-year to RMB295.0 million (US$48.0 million), or 82.6% of net sales, compared to RMB227.3 million (US$37.1 million), or 89.8% of net sales in the same period last year. Net sales outside of China for the first quarter increased 141.1% year-over-year to RMB62.0 million (US$10.1 million), or 17.4% of net sales, compared to RMB25.7 million (US$4.2 million), or 10.2% of net sales, for the same period last year.

Sales of cast resin transformers increased 28.5% year-over-year to RMB200.2 million (US$32.6 million), or 56.1% of net sales, compared to RMB155.8 million (US$25.4 million) or 61.6% of net sales, for the same period last year. Sales of our integrated products, including switchgear and unit substations, increased 72.1% year-over-year to RMB96.0 million (US$15.6 million), or 26.9% of sales, compared to RMB55.8 million (US$9.1 million), or 22.1% of net sales, for the same period last year.

Sales to OEM customers increased 109.5% year-over-year to RMB83.6 million (US$13.6 million), or 23.4% of net sales, compared to RMB39.9 million (US$6.5 million), or 15.8% of net sales in the same period last year.

Gross profit in the first quarter increased 14.0% year over year to RMB89.3 million (US$14.5 million) from RMB78.3 million (US$12.8 million) in the same period last year.  First quarter 2015 gross profit margin was 25.0%, compared to 31% in the prior year period. Gross margin in the first quarter decreased compared to the same period last year primarily due to increased materials prices and an increased mix of sales of switchgear and unit substations, which carry lower gross margins.

Selling and administrative expenses in the first quarter were RMB76.3 million (US$12.4 million), or 21.4% of net sales, compared to RMB66.5 million (US$10.9 million), or 26.3% of net sales in the same period last year.  Selling and administrative expenses increased from the same period last year due to the increased sales volume and higher general and administrative expenses.

Operating income for the first quarter increased 10.1% to RMB13.1 million (US$2.1 million), or 3.7% of net sales, from RMB11.9 million (US$1.9 million), or 4.7% of net sales, in the same period last year.

Net income for the first quarter decreased 1.4% to RMB9.2 million (US$1.5 million), or RMB0.55 (US$0.09) per diluted share, compared to RMB9.3 million (US$1.5 million), or RMB0.56 (US$0.09) per diluted share, in the same period last year.  First quarter net income, as a percentage of net sales, was 2.6% compared to 3.7% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “Our 1Q15 results reflect well balanced revenue growth across our product lines and our markets, which drove abnormally strong sales during our typically weakest quarter. We also remained focused on managing our working capital and collecting our accounts receivable.  I applaud the entire Jinpan team for their hard work and dedication to achieve these results during the holiday quarter.”

“We continue to face a challenging environment within the Chinese market, marked by increasing material costs and pricing pressure which impacted margins.  We are addressing this margin pressure by attempts to drive increased sales volume, reflected by the strong sales during the first quarter, as well as through targeted price increases to pass through the rising materials costs on our more recent orders.  Additionally, visibility into demand for the second half of 2015 remains limited and we continue to adhere to our cautious approach.”

“Our first quarter results reflect continued diversification of our business, by product line and by market.  In particular, our sales of integrated products, such as switchgear and substations, increased by more than 60% and now represent more than 25% of our total sales.  These products typically carry higher sales prices and provide access to larger, albeit more competitive and therefore lower margin, end markets.  We are pleased with our progress with these product lines and expect this trend to continue.”

“Our OEM business was a highlight during the quarter, with first quarter revenue more than doubling from the same period last year.  This strength was driven by a recovery in shipments to our largest OEM customer and a ramp-up of shipments to our newest OEM customer. Sales forecasts from our OEM partners suggest continued strength during the second quarter, but are less certain for the second half of the year.”

 “At the end of March 2015, our backlog equaled RMB 872 million (US$142 million), up 20.3% from the same period last year and up 19.3% from the fourth quarter of 2014.”

Balance Sheet

As of March 31, 2015, the Company had RMB112.8 million (US$18.4 million) in cash and cash equivalents, restricted cash, and short term investments, compared to RMB168.5 million (US$27.5 million) as of December 31, 2014. The Company’s net accounts receivable on March 31, 2015 totaled RMB923.6 million (US$150.4 million), compared to RMB858.0 million (US$139.7 million) as of December 31, 2014.  Total bank loans outstanding at March 31, 2015 were RMB160.5 million (US$26.1 million), compared to RMB160.6 million (US$26.2 million) at December 31, 2014.

Financial Outlook

For the full year 2015, the Company projects revenue growth of approximately 7-10% compared to 2014.  Net sales are expected to be approximately RMB1.57 billion to RMB1.62 billion (US$258 million to US$265 million). Net income is expected to be in a range of approximately RMB90.0 million to RMB94.8 million (US$14.7 million to US$15.5 million).  Earnings per share are expected to be RMB5.42 to RMB5.70 (US$0.88 to US$0.93) per share.

Year to date, our sales and orders are tracking slightly ahead of our expectations.  However, the margin pressure has been more intense than expected.  While we are taking steps to mitigate the impact, it will take several months for this margin recovery to be reflected in our financial results.

Conference Call Information

Jinpan’s management will host a conference call and webcast at 4:30 p.m. ET on Thursday, May 14, 2015. The conference call can be accessed by dialing 1-888-438-5448 (toll free) or 1-719-325-2469 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 114484.  A replay of the call will be available through May 21, 2015, by dialing 1-877-870-5176, access code 5958617.

ABOUT JINPAN INTERNATIONAL

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company’s manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2014 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Three Month Period Ended March 31, 2015

	Three months ended
	31-Mar

	2015	2015	2014
	US$	RMB	RMB
In thousands, except shares and per share data	(unaudited)	(unaudited)	(unaudited)

Net Sales	58,122	356,996	253,036
Cost of Goods Sold	(43,579)	(267,670)	(174,711)
Gross Profit	14,543	89,326	78,325

Selling and Administrative Expenses	(12,415)	(76,252)	(66,456)
Operating income	2,128	13,074	11,869

Interest Expense	(408)	(2,508)	(3,723)
Other Income	47	290	2,644
Income Before Income Taxes	1,767	10,856	10,790
Income Taxes	(276)	(1,697)	(1,500)
Net Income After Taxes	1,491	9,159	9,290

Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment	13	82	99
Total Comprehensive Income	1,504	9,241	9,389

Earnings per Share
Basic	US$0.09	RMB 0.56	RMB 0.57
Diluted	US$0.09	RMB 0.55	RMB 0.56

Weighted Average Number of Shares
Basic	16,752,929	16,752,929	16,230,541
Diluted	16,752,929	16,752,929	16,651,207

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet
	(Unaudited)	(Unaudited)	(Audited)
	March 31, 2015	March 31, 2015	December 31, 2014
In thousands, except per share data	$US	RMB	RMB
Assets
Current Assets
Cash and cash equivalents	8,322	51,118	80,826
Restricted cash	2,037	12,512	7,210
Short term investment	8,010	49,200	80,500
Notes receivable	7,719	47,410	70,718
Accounts receivable, net	150,370	923,604	858,037
Inventories, net	57,927	355,800	305,967
Prepaid expenses	22,502	138,209	127,619
Deferred tax assets	2,777	17,053	15,388
Other receivables	8,949	54,968	42,229
Total current assets	268,613	1,649,874	1,588,494

Fixed Assets
Property, plant and equipment, net	72,500	445,310	452,659
Construction in progress	2,789	17,129	16,481
Intangible assets	13,716	84,246	84,246
Prepaid leases	14,706	90,326	90,902
Other assets	47	290	649
Total Assets	372,371	2,287,175	2,233,431

Liabilities and Shareholders' Equity
Current Liabilities
Short term loans	-	-	-
Accounts payable	34,092	209,400	228,633
Notes payable	29,457	180,930	89,733
Advances from customers	19,997	122,826	131,946
Other payables	28,025	172,138	192,687
Income tax payable	2,269	13,935	12,389
Total current liabilities	113,840	699,229	655,388

Long term loans	26,128	160,485	160,553
Deferred income	4,946	30,377	30,377
Total Liabilities	144,914	890,091	846,318

Shareholders' Equity
Convertible preferred stock, US$0.0045 par value:	-	-	-
Authorized shares - 2,000,000
Issued and outstanding shares - none in 2014 and 2013
Common stock, US$0.0045 par value:	99	606	606
Authorized shares - 40,000,000
Issued and outstanding shares - 16,418,456 in 2015 and 2014
Common stock - warrants	-	-	-
Additional paid-in capital	48,704	299,147	298,418
Reserves	15,301	93,985	93,985
Retained earnings	164,471	1,010,213	1,001,054
Accumulated other comprehensive income	(613)	(3,765)	(3,848)
	227,962	1,400,186	1,390,215
Less: Treasury shares at cost
Common stock - 135,488 in 2015 and 2014	(505)	(3,102)	(3,102)
Total Shareholders' Equity	227,457	1,397,084	1,387,113
Total Liabilities and Shareholders' Equity	372,371	2,287,175	2,233,431

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Three Months Ended March 31, 2015
	Three Months Ended March 31
	2015	2015	2014
	US$	RMB	RMB
In thousands	(unaudited)	(unaudited)	(unaudited)

Operating Activities
Net Income	1,491	9,159	9,290
Adjustments to reconcile net income to
Net Cash provided by (used in ) operating activities:
Depreciation	2,287	14,049	6,504
Amortization of prepaid lease	94	575	148
Deferred Income Tax	(212)	(1,303)	(877)
Provision for doubtful debts	769	4,722	4,953
Stock-based compensation Cost	119	730	124
Changes in operating assets and liabilities
Restricted Cash	(863)	(5,301)	2,759
Accounts Receivable	(11,443)	(70,288)	12,153
Notes Receivable	3,795	23,308	16,145
Inventories	(8,113)	(49,833)	(22,678)
Prepaid Expenses	(1,724)	(10,590)	(12,864)
Other Receivable	(2,075)	(12,742)	(5,860)
Accounts Payable	(3,131)	(19,233)	(11,777)
Notes Payable	14,848	91,197	(29,278)
Income Tax	252	1,545	(1,969)
Advance From customers	(1,485)	(9,121)	(2,585)
Other liabilities	(3,348)	(20,548)	(31,623)
Net Cash provided by ( used in ) operating activities	(8,739)	(53,674)	(67,435)
Investing activities
Purchases of property, plant and equipment	(1,196)	(7,348)	(1,144)
Proceeds from sales of property, plant and equipment	-	-	-
Payment for construction in progress	-	-	(1,263)
Sell of S/T Investment	34,890	214,300	132,000
Increase in S/T investment	(29,794)	(183,000)	(126,000)
Receipt of government grant for new plant construction	-	-	-
Net Cash provided by ( used in ) investing activities	3,900	23,952	3,593
Financing activities
Proceeds from bank loan	-	-	37,713
Repayment of bank loan	(11)	(68)	(34,789)
Proceeds from exercised stock options	-	-	96
Dividend paid	-	-	(3,988)
Net Cash provided by ( used in ) financing activities	(11)	(68)	(968)

Effect of exchange rate changes on cash	(37)	82	58

Net increase/(decrease) in cash and cash equivalents	(4,887)	(29,708)	(64,752)
Cash and Cash equivalents at beginning of year	13,209	80,826	149,874
Cash and Cash equivalents at end of year	8,322	51,118	85,122
Interest paid	277	1,701	2,810
Income Tax paid	443	2,720	4,347